Exhibit 99.1

SaverOne’s Largest Ever Order: Electra Afikim to Install the SaverOne System Across its Entire Bus Fleet of ~1,200 Vehicles

Electra Afikim is one of Israel’s leading public transportation companies and the first public bus company to implement the SaverOne System across its entire fleet to prevent bus driver distraction from mobile apps while driving

Petah Tikvah, Israel, March 8, 2023 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, today announced that it has signed an agreement with Electra Afikim to install the SaverOne system across its entire fleet of public buses, amounting to approximately 1,200 vehicles. Installations are expected to begin in the coming weeks.

Cell phone distraction while driving is one of the primary causes of road accidents. The SaverOne Safety system is expected to be installed on all the buses owned by the Electra Afikim over the coming months and Elektra Afikim will become the first public bus company in Israel to have this safety solution, protecting its drivers and passengers.

Drivers will be prevented from using certain features on their mobile phones that would distract the driver while driving, potentially endangering the lives of passengers and other road users. The SaverOne system affects only the driver’s mobile device during a journey and temporarily blocks all distracting applications and messaging, while allowing applications which are not considered distracting or useful for driving, as per the company’s safety policy, such as the making and receiving of calls, navigation and other non-distracting applications.

Shai Malka, Vice President of Electra Afikim, commented, “Electra Afikim is one of the largest and leading public transportation operators in Israel, operating a large fleet of buses nationwide completing journeys amounting to more than 50 million kilometers each year. We have a strong commitment to innovation and are constantly on the lookout for advanced technologies which can help increase our transportation safety levels, including that of the driver, passengers and other road users. After a successful pilot with SaverOne, we decided to install the system across all of our buses to provide passengers with a safer ride, limiting the potential for driver distraction from their mobile phone.”

Ori Gilboa, CEO of SaverOne commented, “This is SaverOne’s largest order to date, and significantly grows our user-base. The Electra Afikim bus company has made the highly admirable decision to install the SaverOne system, out of concern for the safety of both its passengers and pedestrians. SaverOne is proud to partner with this leading Israel-based bus company on this significant project. The public transportation sector is a key vertical we are focused on at SaverOne, with potential to protect millions of vehicles worldwide, representing significant long-term potential for growth for SaverOne.”

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne's technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (navigation as an example), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company's protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding the completion of the private placement, and the satisfaction of customary closing conditions related to the private placement, and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il